North America Structured Investments

7yrNC1yr Issuer Callable Contingent Interest Accrual Notes Linked to RTY

J.P.Morgan

The following is a summary of the terms of the notes offered by the preliminary pricing supplement highlighted below.

Summary of Terms

Issuer:	JPMorgan Chase Financial Company LLC.
Guarantor:	JPMorgan Chase & Co.
Minimum Denomination:	$1,000
Underlying:	Russell 2000 Index
Pricing Date:	June 27, 2017
Final Review Date:	June 27, 2024
Maturity Date:	July 5, 2024
Contingent Interest Payments:	$1,000 x n/252 x Contingent Interest Rate
Contingent Interest Rate:	At least 5.50% per annum*
Buffer Amount:	20.00%
Interest Barrier / Trigger Level:	80.00% of the Initial Value
Accrual Determination Period:	The period from, but excluding, the Pricing Date to, and including, the first Periodic Final Accrual Determination Date and each successive period from, but excluding, a Periodic Final Accrual Determination Date to, and including, the next succeeding Periodic Final Accrual Determination Date
CUSUIP:	46647MLN1
Preliminary Pricing Supplement:	http://sp.jpmorgan.com/document/cusip/46647MLN1/doctype/Product_Termsheet/document.pdf

For more information about the estimated value of the notes, which likely will be lower than the price you paid for the notes, please see the hyperlink above.

Optional Redemption

We, at our election, may redeem the notes early, in whole but not in part, on any of the Interest Payment Dates (other than the first through eleventh Interest Payment Dates, and the final Interest Payment Date) for each $1,000 principal amount note, equal to $1,000 plus any contingent Interest Payment applicable to that Interest Payment Date.

Payment at Maturity

If the notes have not been redeemed early and the Final Value is greater than or equal to the Trigger Value, you will receive a cash payment at maturity, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) any Contingent Interest Payment applicable to the Maturity Date.

If the notes have not been redeemed early and the Final Value is less than the Trigger Value, your payment at maturity per $1,000 principal amount note, in addition to any Contingent Interest Payment applicable to the Maturity Date, will be calculated as follows:

$1,000 + [$1,000 × (Index Return + Buffer Amount)]

If the notes have not been redeemed early and the Final Value is less than the Initial Value by more than the Buffer Amount, you will lose some or most of your principal amount at maturity.

Capitalized terms used but not defined herein shall have the meanings set forth in the preliminary pricing supplement

Interest Payment Dates Preceding the Maturity Date

Compare the closing level of the Index to the Interest Barrier on each Accrual Determination Date during the Accrual Determination Period immediately preceding the applicable Interest Payment Date as described in the first diagram until the Maturity Date or any early redemption.

Accrual Determination Period	First through Eleventh Interest Payment Dates / Subsequent Interest Payment Dates (Other than the Final Interest Payment Date) if No Early Redemption	Interest Payment Dates (Other than the First through Eleventh Interest Payment Dates and the Final Interest Payment Date) if Early Redemption
A Contingent Interest Payment is payable as described in the first diagram	You will receive a Contingent Interest Payment on the applicable Interest Payment Date. Proceed to the next Interest Payment Date.	You will receive (a) $1,000 plus (b) a Contingent Interest Payment on the applicable Interest Payment Date. *No further payments will be made on the notes.*
A Contingent Interest Payment is not payable as described in the first diagram	No Contingent Interest Payment will be made on the applicable Interest Payment Date. Proceed to the next Interest Payment Date.	You will receive $1,000 on the applicable Interest Payment Date. *No further payments will be made on the notes.*

Contingent Interest Payments

Notwithstanding anything to the contrary in the accompanying product supplement, if the notes have not been previously redeemed early, you will receive on the applicable Interest Payment Date for each $1,000 principal amount note a Contingent Interest Payment equal to:

$1,000 × n/252 × Contingent Interest Rate

where "n" = the aggregate number of Accrual Determination Dates in the applicable Accrual Determination Period on which the closing level of the Index is greater than or equal to the Interest Barrier.

If, on each Accrual Determination Date of an Accrual Determination Period, the closing level of the Index is less than the Interest Barrier, no Contingent Interest Payment will be made with respect to that Accrual Determination Period.

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

North America Structured Investments

7yrNC1yr Issuer Callable Contingent Interest Accrual Notes Linked to RTY

J.P.Morgan

Selected Risks

- Your investment in the notes may result in a loss. The Notes do not guarantee any return of principal.
- The notes do not guarantee the payment of interest and may not pay interest at all.
- Although the Contingent Interest Rate is a fixed rate, for every Accrual Determination Date during any Accrual Determination Period on which the closing level of the Index is less than the Interest Barrier, the amount of the Contingent Interest Payment for that Accrual Determination Period will be reduced. This may result in an effective interest rate of zero.
- Payment on the notes at maturity is subject to the credit risk of JPMorgan Financial Company LLC and JPMorgan Chase & Co. Therefore the value of the notes prior to maturity will be subject to changes in the market's view of the creditworthiness of JPMorgan Financial or JPMorgan Chase & Co.
- The appreciation potential of the notes is limited to the sum of any contingent interest payments that may be paid over the term of the notes, regardless of any appreciation of the Index, which may be significant. You will not participate in any appreciation of the Index.
- The optional call feature may force a potential early exit. There is no guarantee you will be able to reinvest the proceeds at a comparable interest rate for a similar level of risk.
- The risk of the closing level of the Index falling below the Interest Barrier or Trigger Value is greater if the level of the Index is volatile.
- No dividend payments, voting rights, or ownership rights with the equity securities included in the Underlying.
- You are exposed to the risks associated with small capitalization companies.
- As a finance subsidiary, JPMorgan Financial Company LLC has no independent operations and has limited assets.

Selected Risks (continued)

- The estimated value of the notes will be lower than the original issue price (price to public) of the notes.
- The estimated value of the notes is determined by reference to an internal funding rate.
- The estimated value of the notes does not represent future values and may differ from others' estimates.
- The value of the notes, which may be reflected in customer account statements, may be higher than the then current estimated value of the notes for a limited time period.
- Lack of liquidity: J.P. Morgan Securities LLC, acting as agent for the Issuer (and who we refer to as JPMS), intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal.
- Potential conflicts: We and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent and hedging our obligations under the notes, and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of J.P. Morgan or its affiliates could result in substantial returns for J.P. Morgan and its affiliates while the value of the notes decline.
- The tax consequences of the notes may be uncertain. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes.

- The risks identified above are not exhaustive. Please see "Risk Factors" in the applicable product supplement and "Selected Risk Considerations" to the applicable preliminary pricing supplement for additional information.

Additional Information

SEC Legend: JPMorgan Financial Company LLC and JPMorgan Chase & Co. have filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Financial Company LLC and JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Financial Company LLC and JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, JPMorgan Financial Company LLC and JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement and preliminary pricing supplement if you so request by calling toll-free 1-866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.
This material is not a product of J.P. Morgan Research Departments.

Free Writing Prospectus Filed Pursuant to Rule 433, Registration Statement Nos. 333-209682 and 333-209682-1

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com